FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 12, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Notice of Issued Common Stock
              12 January 2004





                              British Energy plc



UK COMPANIES ACT 1985 - SECTIONS 198-203 - British Energy plc (the "Company")



This notification relates to issued common stock of the Company ("shares") and is given in fulfilment of the obligations imposed by sections198 to 203 if the Companies Act 1985 (the "Act").



We hereby notify you that as at close of business on 8 January 2004, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 18,857,726 shares.



Of these 18,857,726 shares:



  - The interest in 13,208,833 shares arose from the interest held by Goldman, Sachs & Co. ("GS&Co."), acting as custodian. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.



  - The interest in 4,819,800 shares arose from the interest held by GS&Co. acting as custodian of 64,264 American Depositary Receipts ("ADRs"). These ADRs are, or will be, held at the Depositary Trust Company of New York.



  - The interest in 829,093 shares arose from a beneficial interest held by Goldman Sachs International. These shares are, or will be, registered at CREST in account CREPTEMP.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 12, 2004                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations